


05043896

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-50066

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06-01-04 (MM/DD/YY) AND ENDING 05-31-05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BKD INSURANCE, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

901 ST. LOUIS STREET, SUITE 1800, P.O. BOX 1900
(No. and Street)

SPRINGFIELD (City) MO (State) 65801-1900 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JACK THURMAN (417) 869-8588
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CLIFTON GUNDERSON LLP
(Name – *if individual, state last, first, middle name*)

10001 INNOVATION DR., SUITE 201 (Address) MILWAUKEE (City) WI (State) 53226 (Zip Code)



CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 10 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, JACK THURMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BKD INSURANCE, L.L.C., as of MAY 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public



Notary Public - Notary Seal
STATE OF MISSOURI
Greene County
My Commission Expires: Jan. 14, 2007

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (O) Independent auditor's report on internal control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL
RECEIVED
WASH. D.C.

BKD INSURANCE, L.L.C.
Springfield, Missouri

FINANCIAL STATEMENTS
May 31, 2005

TABLE OF CONTENTS

Clifton Gunderson LLP
Certified Public Accountants & Consultants

Independent Auditor's Report

Board of Directors
BKD Insurance, L.L.C.
Springfield, Missouri

We have audited the accompanying statement of financial condition of BKD Insurance, L.L.C. as of May 31, 2005, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BKD Insurance, L.L.C. as of May 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is presented fairly, in all material respects, in relation to the basic financial statements taken as a whole.

Clifton Gunderson LLP

Milwaukee, Wisconsin
June 30, 2005

Offices in 14 states and Washington, DC

BKD INSURANCE, L.L.C.
STATEMENT OF FINANCIAL CONDITION
May 31, 2005

ASSETS

CASH AND TOTAL ASSETS	$ 63,356

MEMBER'S EQUITY

MEMBER'S EQUITY	$ 63,356

These financial statements should be read only in connection with the accompanying summary of significant accounting policies and note to financial statements.

BKD INSURANCE, L.L.C.
STATEMENT OF OPERATIONS
Year Ended May 31, 2005

REVENUE		$ 92,272
EXPENSES		
Employee compensation and benefits	$ 5,777	
Occupancy and equipment costs	1,476	
Legal and professional	3,700	
Advertising	24	
Taxes and licenses	2,748	
Other expenses	1,532	
Total expenses		15,257
NET INCOME		$ 77,015

These financial statements should be read only in connection with the accompanying summary of significant accounting policies and note to financial statements.

BKD INSURANCE, L.L.C.
STATEMENT OF CHANGES IN MEMBER'S EQUITY
Year Ended May 31, 2005

BALANCE, BEGINNING OF YEAR	$ 28,089
Net income	77,015
Contributions	7,426
Distributions	(49,174)
BALANCE, END OF YEAR	$ 63,356

These financial statements should be read only in connection with the accompanying summary of significant accounting policies and note to financial statements.

BKD INSURANCE, L.L.C.
STATEMENT OF CASH FLOWS
Year Ended May 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 77,015
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions paid	(49,174)
Contributions received from the member	7,426
Net cash used in financing activities	(41,748)
NET INCREASE IN CASH	35,267
CASH, BEGINNING OF YEAR	28,089
CASH, END OF YEAR	$ 63,356

These financial statements should be read only in connection with the accompanying summary of significant accounting policies and note to financial statements.

BKD INSURANCE, L.L.C.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
May 31, 2005

BKD Insurance, L.L.C. (the Company), is a Missouri limited liability company whose primary business is to receive insurance commissions for fixed insurance products and commission overrides on variable insurance products as an "override broker/dealer" from an unaffiliated broker/dealer. The clients of the Company are primarily those of BKD, L.L.P. (the sole member). The Company's fiscal year ends on May 31. Significant accounting policies followed by the Company are presented below.

USE OF ESTIMATES IN PREPARING FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

REVENUE RECOGNITION

The Company recognizes insurance commissions upon sale of the insurance product.

INCOME TAXES

Since the Company is a limited liability company, it is not subject to federal, state, and local income taxes and, accordingly, no provision for income taxes is required. The sole member includes net income or loss in their income tax returns.

This information is an integral part of the accompanying financial statements.

BKD INSURANCE, L.L.C.
NOTE TO FINANCIAL STATEMENTS
May 31, 2005

NOTE 1 - RELATED PARTY TRANSACTIONS

The Company has an agreement with its sole member in which the member pays substantially all of the expenses of the Company and is reimbursed by the Company monthly or the payments are accounted for as member contributions to the Company.

The Company paid the member facility and overhead expenditures and fees for accounting and administrative services received from the member totaling $4,128 for the year ended May 31, 2005.

This information is an integral part of the accompanying financial statements.

SUPPLEMENTAL INFORMATION

BKD INSRUANCE, L.L.C.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
May 31, 2005

TOTAL MEMBER'S EQUITY	$ 63,356
Nonallowable assets	-
NET CAPITAL	$ 63,356

Reconciliation with Company's Computation
(included in Part IIA of Form X-17A-5 as of May 31, 2005)

There were no material differences between member's equity and net capital as reported in the Company's Focus Report Part IIA.

BKD INSURANCE, L.L.C.
COMPUTATION OF BASIC NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
Year Ended May 31, 2005

Aggregate Indebtedness	
Included in statement of financial condition	
Accounts payable, accrued expenses and other liabilities	$ -
Computation of Basic Net Capital Requirement	
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ -
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 58,356
Excess net capital at 1,000%	$ 63,356
Ratio of aggregate indebtedness to net capital	0 to 1

BKD INSURANCE, L.L.C.
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15c3-3
Year Ended May 31, 2005

Broker - dealer is exempt from Rule 15c3-3. There were no security transactions during fiscal year 2005.

Clifton
Gunderson LLP
Certified Public Accountants & Consultants

Board of Directors
BKD Insurance, L.L.C.
Springfield, Missouri

In planning and performing our audit of the financial statements of BKD Insurance, L.L.C. for the year ended May 31, 2005, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provision of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors, or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at May 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Clifton Gunderson LLP

Milwaukee, Wisconsin
June 30, 2005